SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 April, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 March 2022
Exhibit 1.2	Transaction in Own Shares dated 02 March 2022
Exhibit 1.3	Transaction in Own Shares dated 03 March 2022
Exhibit 1.4	Director Declaration dated 07 March 2022
Exhibit 1.5	Director/PDMR Shareholding dated 11 March 2022
Exhibit 1.6	Preliminary announcement of publication date dated 11 March 2022
Exhibit 1.7	Annual Report and Form 20-F 2021 & Notice of AGM dated 18 March 2022
Exhibit 1.8	Holding(s) in Company dated 21 March 2022
Exhibit 1.9	Director/PDMR Shareholding dated 24 March 2022

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 March 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,000,000	2,500,000	1,500,000
Highest price paid per Share (pence):	369.4500	369.3500	369.3500
Lowest price paid per Share (pence):	354.5500	354.6000	354.6000
Volume weighted average price paid per Share (pence):	361.7257	361.7294	361.7316

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	361.7257	5,000,000
Cboe (UK) - BXE	361.7294	2,500,000
Cboe (UK) - CXE	361.7316	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2854D_1-2022-3-1.pdf

Exhibit 1.2

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 March 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	2,000,000	1,000,000
Highest price paid per Share (pence):	379.0000	379.0000	379.0000
Lowest price paid per Share (pence):	361.7000	361.1500	361.8000
Volume weighted average price paid per Share (pence):	373.5601	373.5020	373.5292

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	373.5601	4,000,000
Cboe (UK) - BXE	373.5020	2,000,000
Cboe (UK) - CXE	373.5292	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4514D_1-2022-3-2.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 March 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 4,326,825 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 8 February 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,326,825	0	0
Highest price paid per Share (pence):	385.4500	n/a	n/a
Lowest price paid per Share (pence):	363.0500	n/a	n/a
Volume weighted average price paid per Share (pence):	373.8293	n/a	n/a

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	373.8293	4,326,825
Cboe (UK) - BXE	n/a	0
Cboe (UK) - CXE	n/a	0

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6078D_1-2022-3-3.pdf

Exhibit 1.4

 BP p.l.c.
Director Declaration

BP p.l.c. announces that Tushar Morzaria, non-executive director of BP p.l.c., has been appointed to the Board of Legal & General Group Plc ("L&G") as an independent non-executive director with effect from 27 May 2022. He will also become Chair of L&G's Group Audit Committee upon appointment, and will join L&G's Group Risk Committee, Group Remuneration Committee, and Group Nominations and Corporate Governance Committee.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.7155	83
d)	Aggregated information - Volume - Price - Total	83 £3.7155 £308.39
e)	Date of the transaction	10 March 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.7155	102
d)	Aggregated information - Volume - Price - Total	102 £3.7155 £378.98
e)	Date of the transaction	10 March 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

Preliminary Announcement on the publication of financial statements

London - 11 March 2022

BP p.l.c. ("bp") announces in accordance with Articles 114 and 117 of the WpHG (the German Securities Act) that the Annual Financial Report in English shall be disclosed on 18 March 2022 and can be found at the following web address: www.bp.com/en/global/corporate/investors/annual-report.

Exhibit 1.7

18 March 2022

BP P.L.C. ANNUAL FINANCIAL REPORT AND NOTICE OF AGM

BP p.l.c. ('the Company')

The Company announces that the following documents have today been published:

1.    bp Annual Report and Form 20-F 2021 (the "2021 Annual Report and Form 20-F");
2.    Notice of the Company's 2022 Annual General Meeting (the "Notice of Meeting");
3.    Form of Proxy for the Company's 2022 Annual General Meeting (the "Form of Proxy"); and
4.    Notification Card for the Company's 2022 Annual General Meeting (the "Notification Card").

The publication of the 2021 Annual Report and Form 20-F follows the release on 8 February 2022 of the Company's unaudited Fourth Quarter and Full Year 2021 results announcement. In compliance with 9.6.1 of the Listing Rules and 6.3.5 of the Disclosure Guidance and Transparency Rules, a copy of the 2021 Annual Report and Form-20F in unedited full text is being submitted to the National Storage Mechanism.  The 2021 Annual Report and Form 20-F is also publicly available via a direct link at www.bp.com/annualreport.

The 2021 Annual Report and Form 20-F will also be submitted to the German Company Register, www.unternehmensregister.de.

The Notice of Meeting, Form of Proxy and Notification Card are being submitted to the National Storage Mechanism and, together with the 2021 Annual Report and Form 20-F, will be available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism.

Printed copies of the 2021 Annual Report and Form 20-F and Notice of Meeting may be requested free of charge from www.bp.com/papercopies.

The Notice of Meeting is also available on the Company's website at www.bp.com/agm.

The Company's Annual General Meeting 2022 (AGM) will be held electronically via bp's electronic meeting platform and at ExCeL London, One Western Gateway, Royal Victoria Dock, London E16 1XL, UK, starting at 1pm BST on Thursday, 12 May 2022.

Please refer to the important information in the Notice of Meeting in relation to participation in the AGM this year.

In light of the ongoing Covid-19 pandemic, the ExCeL London currently has in place certain health and safety measures which those attending the AGM in person will be expected to follow. To find out more please go to www.excel.london.

Please refrain from attending the meeting if you are experiencing symptoms of Covid-19 or have recently been in contact with anyone who has tested positive. Wearing a face covering is recommended for everyone attending the meeting in person.

Given the current circumstances, shareholders should be aware that arrangements for the AGM may change at short notice. We will give notice of any changes to our arrangements as early as possible before the date of the meeting via our website at www.bp.com/agm or via a regulatory information service.

The outcome of each vote will be announced through a regulatory information service and will be published on our website at www.bp.com/agm as soon as possible following the AGM.

Exhibit 1.8

 TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN
GB0007980591

Issuer Name
BP P.L.C.

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Norges Bank

City of registered office (if applicable)
Oslo

Country of registered office (if applicable)
Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

16-Mar-2022

6. Date on which Issuer notified

17-Mar-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.968100	0.000000	2.968100	578458498
Position of previous notification (if applicable)	3.026690	0.001910	3.028600	606508447
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007980591	563290120		2.890270
US0556221044	15168378		0.077830
Sub Total 8.A	578458498		2.968100%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Correction of the disclosure sent on the 17th March 2022

12. Date of Completion

17-Mar-2022

13. Place Of Completion

Oslo, Norway

Exhibit 1.9

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the IST Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	7,046
d)	Aggregated information - Volume - Price - Total	7,046 Nil consideration (market value £3.71) Nil (market value £26,140.66)
e)	Date of the transaction	22 March 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the Restricted Share Plan II scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,066
d)	Aggregated information - Volume - Price - Total	10,066 Nil consideration (market value £3.71) Nil (market value £37,344.86)
e)	Date of the transaction	22 March 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 April 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary